SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                 to

Commission file number 000-31207

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank Mutual Corporation 401(k) Plan

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank Mutual Corporation

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

The Financial Statements and consent required by Form 11-K follow this signature page and are incorporated herein by reference. The list of financial statements filed is included therein.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK MUTUAL CORPORATION
401(K) PLAN

Date: June 24, 2013

/s/ Michael T. Crowley Jr.
Michael T. Crowley, Jr., Trustee

/s/ David A. Baumgarten
David A. Baumgarten, Trustee

/s/ Michael W. Dosland
Michael W. Dosland, Trustee

2

Bank Mutual Corporation 401(k) Plan

Milwaukee, Wisconsin

Financial Statements and

Supplemental Schedules

Years Ended December 31, 2012 and 2011

3

Bank Mutual Corporation 401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Board of Trustees

Bank Mutual Corporation 401(k) Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Bank Mutual Corporation 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bank Mutual Corporation 401(k) Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2012, and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Wipfli LLP

June 18, 2013

2901 East Enterprise Avenue, Suite 500

Appleton, Wisconsin

1

Bank Mutual Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Assets

Investments, at fair value	$23,988,306	$21,349,582

Receivables:
Participant contributions	0	42,985
Employer contributions	0	5,698
Notes receivable from participants	205,837	286,935

Total receivables	205,837	335,618

Total assets	24,194,143	21,685,200

Liabilities

Excess contributions payable	0	7,360

Net assets available for benefits, at fair value	24,194,143	21,677,840

Adjustment from fair value to contract value for the fully benefit-responsive investment contracts held by the Stable Return Fund	(68,274)	(62,707)

Net assets available for benefits	$24,125,869	$21,615,133

See accompanying notes to financial statements.

2

Bank Mutual Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$2,712,003	$(1,547,499)
Interest and dividends	248,325	189,947

Total investment income (loss)	2,960,328	(1,357,552)

Interest income on notes receivable from participants	10,687	12,810

Contributions:
Participant	1,477,912	1,303,565
Employer	193,149	168,005
Rollover	87,621	266,254

Total contributions	1,758,682	1,737,824

Other deductions:
Benefits paid to participants	2,156,815	2,808,247
Administrative expenses	62,146	65,214

Total other deductions	2,218,961	2,873,461

Net increase (decrease) in net assets available for benefits	2,510,736	(2,480,379)
Net assets available for benefits at beginning of year	21,615,133	24,095,512

Net assets available for benefits at end of year	$24,125,869	$21,615,133

See accompanying notes to financial statements.

3

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 1	Plan Description

The following description of Bank Mutual Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering substantially all employees of Bank Mutual Corporation (the “Corporation”) who have been employed for one year, completed 1,000 hours of service, and attained 21 years of age. Participants are automatically enrolled approximately 30 days after meeting eligibility requirements at a contribution rate of 2% of gross wages. This contribution is invested 100% in a Wells Fargo Advantage Dow Jones Target Date Fund based on the participant’s current age and a retirement age of 65. The participant has 30 days before being enrolled to change his or her contribution rate or investment options or to decline to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Corporation.

Effective January 1, 2013, those employees hired subsequent to December 31, 2012, are eligible to participate in the Plan and receive employer matching contributions after two months of employment if they are scheduled to complete more than 1,000 hours in a year. For those employees hired subsequent to December 31, 2012, the automatic deferral contribution rate increased to 3%.

Participant Contributions

Participants may elect to make pretax contributions up to the maximum contribution allowable under the Internal Revenue Code (IRC). Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. These rollover contributions are not matched.

Employer Contributions

For participants hired prior to January 1, 2013, the Corporation makes matching contributions equal to 20% of the employee’s contributions. Employee contributions over 5% of annual cash compensation are not matched. For participants hired subsequent to December 31, 2012, the Corporation makes a discretionary matching contribution equal to 50% of the employee’s contributions up to a maximum of 3% of compensation. Matching contributions are funded at each payroll date along with employee contributions. In addition, the Corporation, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Corporation. No additional contributions were made in 2012 or 2011.

4

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 1	Plan Description (Continued)

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options with a mix of a common/collective trust fund and mutual funds. The Plan also allows participants to invest in common stock of the Corporation and certificates of deposit of Bank Mutual, the Corporation’s wholly owned subsidiary.

Each participant’s account is credited with the participant’s contributions, the Corporation’s matching and discretionary contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on participant’s investment election and account balance). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

For participants hired prior to January 1, 2013, all employee and employer contributions are 100% vested immediately.

Effective January 1, 2013, participants hired after December 31, 2012, are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions portion of their accounts is based on years of continuous service. A participant will be 100% vested after three years of credited service.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their respective account balance. Note terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined annually by the plan administrator. Interest rates on existing notes range from 4.25% to 8.75%. Principal and interest are paid through level amortization, with payments to be made not less frequently than quarterly through payroll deduction.

Forfeited Accounts

At December 31, 2012 and 2011, forfeited nonvested accounts totaled $943 and $0, respectively. These accounts will be used to reduce future employer contributions. In 2012, no forfeitures were used to reduce employer contributions.

5

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 1	Plan Description (Continued)

Payment of Benefits

Plan benefits are available at normal retirement (age 65), deferred retirement, early withdrawal, disability retirement, financial hardship withdrawal, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution or direct rollover.

Note 2	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. Contract value for those collective trusts is based on the net asset value as reported by the fund advisor. The statements of net assets available for benefits present the fair value of the investment as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

6

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. Delinquent notes receivable from participants are recorded as distributions based upon the terms of the Plan’s document.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (IRS) are recorded as a liability with a corresponding reduction to participant contributions. The Plan distributed the 2011 excess contributions to the applicable participants prior to March 15, 2012.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Substantially all administrative and other expenses incurred in conjunction with the Plan are paid by the Corporation and are excluded from the financial statements. Investment advisory fees and minimal professional fees are paid by the Plan either directly or through revenue sharing. In May 2012, loan and distribution fees began being charged directly to the participant’s account and are included in administrative expenses.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

7

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 3	Investments

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at December 31:

	2012		2011
	Asset Fair Value	Percent of Net Assets	Asset Fair Value	Percent of Net Assets

Bank Mutual Certificates of Deposit Fund*	$2,165,207	9.0	$2,185,722	10.1
Bank Mutual Corporation Common Stock*	2,588,368	10.7	1,847,342	8.5

Common/collective trust fund:
Wells Fargo Stable Return Fund**	2,352,999	9.8	2,446,758	11.3

Mutual funds:
American Funds Beacon Small Cap Value Fund	1,714,048	7.1	1,738,245	8.0
American Funds EuroPacific Growth Fund	1,247,734	5.2	1,551,833	7.2
American Funds Fundamental Investors R4 Fund	1,640,558	6.8	1,328,447	6.1
JP Morgan Small Cap Growth Fund	***	***	1,153,480	5.3
MFS Value Fund	1,223,044	5.1	1,179,351	5.5
Morgan Stanley Mid Cap Growth Fund	***	***	1,239,511	5.7
PIMCO Total Return Fund	2,902,893	12.0	1,904,807	8.8
T. Rowe Price Growth Stock Fund	2,753,928	11.4	2,067,576	9.6

*Represents a party-in-interest.

**Investment shown at contract value, which is the relevant measurement attribute for fully benefit-responsive investment contracts.

***Represents less than 5% of the Plan's net assets for this year.

8

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Notes 3	Investments (Continued)

During 2012 and 2011, the Plan’s investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) in value as follows:

	2012	2011

Common/collective trust fund	$31,467	$43,232
Mutual funds	2,007,537	(740,234)
Bank Mutual Corporation common stock fund	0	(517,837)
Bank Mutual Corporation common stock	672,999	(332,660)

Net appreciation (depreciation)	$2,712,003	$(1,547,499)

Note 4	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

	Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

	Level 2	Inputs to the valuation methodology include:

		—	Quoted prices for similar assets or liabilities in active markets.

		—	Quoted prices for identical or similar assets or liabilities in inactive markets.

		—	Inputs other than quoted prices that are observable for the asset or liability.

		—	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

9

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4		Fair Value Measurements (Continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

	Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Bank Mutual Corporation Common Stock Fund: Prior to April 2011, Bank Mutual Corporation common stock was held in the Bank Mutual Corporation common stock fund. The Bank Mutual Corporation common stock fund was a unitized fund, which means that participants do not own shares of the Corporation’s stock directly but rather own an interest in the unitized fund. The fund consisted of Bank Mutual Corporation common stock and a cash equivalent for liquidity purposes. The fund was valued using quoted market price of stock, plus the value of any cash equivalent. The Plan owned the underlying assets of shares in Bank Mutual Corporation common stock and the cash equivalent.

Bank Mutual Corporation common stock: Valued at the closing price of Bank Mutual Corporation common stock reported on an active market on which the individual security is traded.

Certificates of deposit fund: Valued at the net asset value (NAV) by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

10

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

Common/collective trust fund - Wells Fargo Stable Return Fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business fashion.

Mutual funds: Valued at the quoted NAV of shares held by the Plan at year-end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

11

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2012 and 2011:

	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Bank Mutual certificates of deposit fund	$0	$2,165,207	$0	$2,165,207

Common/collective trust fund	0	2,421,273	0	2,421,273

Mutual funds:
Blended funds	2,888,292	0	0	2,888,292
Bond fund	2,902,893	0	0	2,902,893
Growth funds	4,727,775	0	0	4,727,775
Target funds	2,586,313	0	0	2,586,313
Value funds	3,708,185	0	0	3,708,185

Total mutual funds	16,813,458	0	0	16,813,458

Bank Mutual Corporation common stock	2,588,368	0	0	2,588,368

Total assets at fair value	$19,401,826	$4,586,480	$0	$23,988,306

12

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Bank Mutual certificates of deposit fund	$0	$2,185,722	$0	$2,185,722

Common/collective trust fund	0	2,509,465	0	2,509,465

Mutual funds:
Blended funds	2,880,280	0	0	2,880,280
Bond fund	1,904,807	0	0	1,904,807
Growth funds	4,460,567	0	0	4,460,567
Target funds	2,013,033	0	0	2,013,033
Value funds	3,548,366	0	0	3,548,366

Total mutual funds	14,807,053	0	0	14,807,053

Bank Mutual Corporation common stock	1,847,342	0	0	1,847,342

Total assets at fair value	$16,654,395	$4,695,187	$0	$21,349,582

13

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

The common/collective trust fund’s objective is to provide a moderate level of stable income without principal volatility while seeking to maintain adequate liquidity and returns superior to shorter-maturity instruments. To achieve this, the fund invests in a variety of investment contracts and instruments that are not expected to experience significant price fluctuations in most economic or interest rate environments. However, there is no assurance that this objective can be achieved. As of December 31, 2012 and 2011, there are no unfunded commitments on the fund. The fund is able to be redeemed, with written notice, on a daily basis for the years ended December 31, 2012 and 2011. The fund requires a one-day redemption notice period.

The Bank Mutual certificates of deposit fund is a short-term investment in which the money is invested for a certain amount of time. In return, the certificates of deposit pay a predetermined rate of interest. As of December 31, 2012 and 2011, there are no unfunded commitments on the fund. The fund is able to be redeemed on a daily basis for the years ended December 31, 2012 and 2011.

Note 5	Parties-in-Interest Transactions

Certain plan investments are shares of Bank Mutual Corporation common stock. The Plan had the following transactions with the Corporation at December 31:

	2012	2011

Purchases of stock:
Number of shares	128,206	189,152
Value of shares on transaction dates	$511,778	$669,290

Sales of stock:
Number of shares	100,238	107,640
Value of shares on transaction dates	$415,615	$386,948

Benefit payments in-kind:
Number of shares	6,947	5,229
Value of shares on transaction dates	$28,135	$19,034

At December 31, 2012 and 2011, the Plan held 601,946 shares and 580,925 shares, respectively, of Bank Mutual Corporation common stock.

14

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 5	Parties-in-Interest Transactions (Continued)

Certain plan investments are Bank Mutual Corporation common stock and Bank Mutual certificate of deposits, as well as shares of mutual funds, and a common/collective trust fund. Bank Mutual Corporation is the trustee for 2012 and 2011, and Wells Fargo Retirement Plan Services is the custodian for 2012 and 2011 as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services included in administrative expenses are paid through revenue sharing rather than a direct payment. The Plan made a direct payment to the custodian in the amount of $1,375 and $6,425 for the years ended December 31, 2012 and 2011, respectively, which was not covered by revenue sharing. Fees paid by the Plan for investment management services amounted to $57,971 and $58,414 for the years ended December 31, 2012 and 2011, respectively.

Transactions involving notes receivable from participants, the accounts administrated by Wells Fargo, and administrative expenses charged to the Plan are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29CPR 408(b) of the ERISA regulations.

Note 6	Plan Termination

Although it has not expressed any intent to do so, the Corporation has reserved the right to discontinue its contributions at any time and to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Note 7	Tax-Exempt Status of the Plan

On March 31, 2008, the IRS declared that the prototype used by the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

15

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 8	Nonexempt Party-in-Interest Transactions

The Company remitted the December 16, 2011, participant contributions of $278 to the custodian on March 9, 2012. This contribution was later than required by the Department of Labor’s Regulation 2510.3-102. The Company is filing Form 5330 with the IRS and will pay the required excise tax on this transaction. In addition, participant accounts will be credited with the amount of the investment income that would have been earned had the participant contributions been remitted on a timely basis.

Note 9	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

16

Supplemental Schedules

17

Bank Mutual Corporation 401(k) Plan
Plan’s EIN #39-0491685 Plan #002

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2012

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred	Contributions Not	Contributions Corrected	Contributions Pending	Total Fully Corrected Under
Late to Plan	Corrected	Outside VFCP	Correction in VFCP	VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments Are Included: ( )	$0	$278	$0	$0

18

Bank Mutual Corporation 401(k) Plan
Plan’s EIN #39-0491685 Plan #002

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2012

Identity of Issue,	Description of Investment Including
Borrower, Lessor,	Maturity Date, Rate of Interest,		Current
or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	Certificates of deposit fund:
Bank Mutual*	0.55%, due December 20, 2013	**	$2,103,121
Wells Fargo*	Cash Investment Fund	**	62,086

	Total certificates of deposit fund		2,165,207

	Common/collective trust fund:
Wells Fargo*	Stable Return Fund***	**	2,352,999

	Mutual funds:
American Funds	Beacon Small Cap Value Fund	**	1,714,048
	EuroPacific Growth Fund	**	1,247,734
	Fundamental Investors R4 Fund	**	1,640,558
Goldman Sachs	Mid Cap Value Fund	**	771,093
JP Morgan	Small Cap Growth Fund	**	1,047,247
MFS	Value Fund	**	1,223,044
Morgan Stanley	Mid Cap Growth Fund	**	926,600
PIMCO	Total Return Fund	**	2,902,893
T. Rowe Price	Growth Stock Fund	**	2,753,928
Wells Fargo*	Advantage Dow Jones Target Today Fund	**	86,811
	Advantage Dow Jones Target 2010 Fund	**	176,655
	Advantage Dow Jones Target 2020 Fund	**	555,453
	Advantage Dow Jones Target 2030 Fund	**	1,083,154
	Advantage Dow Jones Target 2040 Fund	**	497,242
	Advantage Dow Jones Target 2050 Fund	**	186,998

	Total mutual funds		16,813,458

Bank Mutual Corporation*	Common stock	**	2,588,368

Participant Loans*	4.25% to 8.75% notes, maturing over the next nine years	$0	205,837

	Total assets (held at end of year)		$24,125,869

*Party-in-interest

**All investments are participant-directed; therefore, cost information may be omitted

**At contract value

19

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333-49592 on Form S-8, of our report dated June 18, 2013, relating to the financial statements and financial statement schedule of Bank Mutual Corporation 401(k) Plan included in this Annual Report on Form 11-K of Bank Mutual Corporation 401(k) Plan for the year ended December 31, 2012.

/s/ Wipfli LLP

Wipfli LLP

June 18, 2013

Appleton, Wisconsin